EXHIBIT (a)(6)
AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 217-9608
May 7, 2007
Dear Limited Partner:
     We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Springhill Lake Investors Limited Partnership for $121,912 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 12, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).
     We have extended our Offer until midnight, New York City time, on June 15, 2007. Our Offer was previously scheduled to expire on May 7, 2007.
     If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.
     If you have any questions, please contact the Information Agent, toll free, at (800) 217-9608.

Sincerely, AIMCO Properties, L.P.